Exhibit 99.1

Release

Frankfurt am Main	2 February 2018

Deutsche Bank reports pre-tax profit of 1.3 billion euros and net loss of 0.5 billion euros for 2017

John Cryan, Chief Executive Officer, said: “In 2017 we recorded the first pre-tax profit in three years despite a challenging market environment, low interest rates and further investments in technology and controls. Only a charge related to US tax reform at the end of the year meant that we had to post a full-year after-tax loss. We believe we are firmly on the path to producing growth and higher returns with sustained discipline on costs and risks. The Postbank merger and partial flotation of DWS are both advancing well. We have made progress, but we are not yet satisfied with our results.”

Pre-tax profitability reflects a lower burden from legacy items. The bank reported income before income taxes of EUR 1.3 billion for the full year 2017, versus a pre-tax loss of EUR 810 million in 2016. The year-on-year improvement was predominantly due to significant reductions in impairments and litigation charges.

The bank reported a fourth-quarter loss before income taxes of EUR 1.3 billion, versus EUR 2.4 billion in the prior year quarter. This improvement was also driven by a considerable reduction in litigation and impairment charges. The fourth quarter 2017 result reflected a weak revenue environment together with a negative impact from the agreement to sell a portion of the retail business in Poland and restructuring charges mainly related to the planned merger of Private & Commercial Clients Germany and Postbank.

Net income was heavily affected by US tax reform. As announced on 5 January, the bank recognised a non-cash charge of approximately EUR 1.4 billion arising from a valuation adjustment on its US Deferred Tax Assets (DTAs). Accordingly, Deutsche Bank reported a net loss of EUR 0.5 billion for 2017. Adjusting for the impact of the DTA-related charge, Deutsche Bank would have made full-year net income of around EUR 900 million versus a net loss of EUR 1.4 billion in 2016.

For the fourth quarter, Deutsche Bank reported a net loss of EUR 2.2 billion, likewise predominantly reflecting the charge related to US tax reform and compared to a net loss of EUR 1.9 billion in the prior year quarter. Going forward, the reduction in the US federal tax rate is expected to have a positive impact on net income.

Issued by Media Relations of Deutsche Bank AG Taunusanlage 12, 60325 Frankfurt am Main Phone +49 (0) 69 910 43800, Fax +49 (0) 69 910 33422	Internet: db.com https://www.db.com/news e-mail: db.presse@db.com

Lower revenues reflected the impact of strategic business disposals and challenging market conditions. Full-year 2017 revenues were EUR 26.4 billion, down by 12%, or EUR 3.6 billion, year-on-year. Of this decline, approximately half arose from strategic business disposals including Hua Xia Bank, Abbey Life and Private Client Services in 2016. Moreover, the agreement to sell a portion of the retail business in Poland and losses from country exits negatively impacted revenues in 2017. A third major item was Debt Valuation Adjustments and the tightening of spreads on the bank’s own debt measured at fair value, which negatively affected revenues by EUR 513 million during 2017. Adjusted for these items, full-year revenues would have been down by approximately 5% year-on-year, driven by low financial-market volatility and muted client activity, notably in the fourth quarter, and persistent low interest rates.

Strategic business disposals particularly impacted fourth-quarter net revenues which fell 19% to EUR 5.7 billion. Adjusted for these and the other items mentioned above, fourth-quarter revenues would have been down 10% due again to low volatility and client activity in financial markets and continuing low interest rates.

Credit quality was very good. The provision for credit losses was down 62% to EUR 525 million in the full year 2017, and down 74% to EUR 129 million in the fourth quarter. In the quarter, the bank recorded reductions in provisions in the Corporate & Investment Bank, partly reflecting single name releases in the shipping portfolio. Good credit quality and selective loan sales in the Private & Commercial Bank helped to improve the result further.

Noninterest expenses were down substantially thanks to the lower financial burden of legacy items. Full-year 2017 noninterest expenses were down 16%, or just under EUR 5 billion, to EUR 24.6 billion. This was due to the absence of the Abbey Life impairment charge in 2016 and to a significant reduction in litigation charges. Provisions for litigation charges including additions for settlements achieved were largely offset by gross releases of provisions made possible by lower-than-anticipated settlement amounts and matters resolved without action being taken. Adjusted costs were down 4% to EUR 23.8 billion as higher variable compensation costs were more than offset by reductions in non-compensation costs.

Fourth-quarter noninterest expenses were EUR 6.9 billion, down by 23%, or EUR 2.1 billion, largely driven by the non-recurrence of an impairment for Abbey Life and significantly lower litigation expenses. These were partly offset by restructuring and severance costs primarily relating to the planned merger of Private & Commercial Clients Germany and Postbank. Adjusted Costs were EUR 6.3 billion, up 3%. This reflected the normalisation of our variable compensation framework, which more than offset reductions in non-compensation costs.

The bank currently targets adjusted costs to be EUR 23 billion in 2018, higher than the EUR 22 billion previously targeted. The earlier target included approximately EUR 900 million of cost savings to be achieved through business disposals that subsequently have been delayed or suspended. Some of these savings are expected to flow into 2019 results. The increase in adjusted costs is expected to be more than offset by revenues retained due to the delayed or suspended disposals.

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The capital ratio remains strong. The fully loaded CRR/CRD4 Common Equity Tier 1 (CET 1) ratio rose to 14.0% at the end of the quarter, up from 13.8% at the end of the third quarter. This reflected a reduction in Risk Weighted Assets (RWA) of EUR 11 billion during the quarter, arising primarily from lower Operational Risk RWA. The leverage ratio was stable at 3.8% (fully loaded) while leverage exposures were down EUR 25 billion to EUR 1,395 billion.

Developments in Deutsche Bank’s businesses

The Corporate & Investment Bank (CIB) was impacted by low volatility, low institutional client activity and difficult trading conditions in certain areas. Fourth-quarter revenues were EUR 2.7 billion, down 16% year-on-year, reflecting low volatility in all asset classes and low client activity in key businesses. Revenues in Fixed Income & Currencies (FIC) were down 29% year-on-year, while combined FIC and FIC-related Financing revenues were down 20%. Growth in Rates and stable year-on-year revenues in FIC Credit were more than offset by declines in Foreign Exchange and Emerging Markets. Revenues in Equity Sales & Trading were down 25% year-on-year. Additionally, US dollar weakening had a negative impact on revenues.

Global Transaction Banking revenues were down 12%, likewise reflecting exchange rate movements, decisions to reduce the country and client perimeter and continued margin pressure. Origination & Advisory revenues were down 3% as growth in Debt Origination & Advisory was offset by lower Equity Origination.

Nonetheless, the bank gained market share in important businesses. Deutsche Bank rose from 10th to 6th in global M&A for the year as measured by announced transactions, advising on transactions with a value of EUR 401 billion, up 33%, and rose to 3rd place for the fourth quarter (source: Dealogic). Of the five largest announced M&A transactions of 2017, we acted as an advisor on three.

The Private & Commercial Bank (PCB) offset pressure on interest income. On a reported basis, revenues were lower year-on-year, reflecting a loss related to the agreement to sell a portion of the Polish business and the non-recurrence of 2016 revenues from Hua Xia Bank and Private Client Services. Adjusting for these effects, revenues were essentially stable both in the quarter and year as growth in revenues from loans and investment products offset pressure on deposit revenues from low interest rates.

Preparations for the merger of Private & Commercial Clients Germany and Postbank are on schedule. The two units will combine forces to become the market leader with more than 20 million clients in our home market, operating out of a single legal entity with a joint head office and continuing to operate under two distinct brands.

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Deutsche Asset Management attracted significant inflows throughout 2017. The business attracted full-year 2017 net money inflows of EUR 16 billion, reversing the negative trend of 2016. Deutsche Asset Management, now globally rebranded DWS, underlined its leadership in Germany with a market share of over 26% in German mutual funds, also capturing 27% of new fund sales during the year (source: BVI). Deutsche Asset Management also retained its No. 2 position in European Exchange-Traded Funds (ETFs).

Reported revenues declined in both the fourth quarter and full year due to the non-recurrence of revenues from Abbey Life which was sold in 2016. Adjusting for this effect, full-year revenues were up 2% on higher management fees, while fourth-quarter revenues were down 2% due to lower performance fees.

Deutsche Asset Management is making progress on the preparation for the planned partial flotation of DWS. The bank announced the rebrand to DWS, largely completed the operational preparation required, and announced future governance arrangements. As a result, Deutsche Bank currently anticipates executing the transaction in the earliest available window, subject to market conditions and final regulatory approvals.

Group Results

in € m (unless stated otherwise)	Q4 2017	Q4 2016	Q4 2017 vs. Q4 2016		FY 2017	FY 2016	FY 2017 vs. FY 2016
Net revenues	5,710	7,068	(1,358)		26,447	30,014	(3,567)
Provision for credit losses	(129)	(492)	363		(525)	(1,383)	857
Noninterest expenses	(6,925)	(8,992)	2,067		(24,633)	(29,442)	4,809
therein:
Impairment of goodwill & intangibles	(15)	(1,021)	1,006		(21)	(1,256)	1,235
Litigation	(131)	(1,588)	1,457		(213)	(2,397)	2,184
Restructuring and severance	(440)	(114)	(326)		(570)	(681)	111
Adjusted costs	(6,340)	(6,181)	(158)		(23,829)	(24,734)	904

Income (loss) before income taxes	(1,345)	(2,416)	1,071		1,289	(810)	2,099

Net income	(2,186)	(1,891)	(295)		(497)	(1,356)	860
Cost/income ratio	121%	127%	(6	)ppt	93%	98%	(5	)ppt
Compensation ratio	58%	40%	18 ppt		46%	40%	7 ppt
RWA (in € bn)	344	358	(13)		344	358	(13)
Tangible book value per share (in €)	26.05	32.42	(6.37)		26.05	32.42	(6.37)

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Capital and leverage

in € bn (unless stated otherwise)	Dec 31, 2017	Sep 30, 2017	Dec 31, 2016	Dec 31, 2017 vs. Sep 30, 2017		Dec 31, 2017 vs. Dec 31, 2016
CET1 capital ratio (CRR/CRD4 fully-loaded)	14.0%	13.8%	11.8%	0.2	ppt	2.2	ppt
Total assets (IFRS)	1,475	1,521	1,591	(47)		(116)
Leverage exposure (CRR/CRD4 fully-loaded)	1,395	1,420	1,348	(25)		47
Tier 1 capital (CRR/CRD4 fully-loaded)	53	54	47	(1)		6
Leverage ratio (CRR/CRD4 fully-loaded)	3.8%	3.8%	3.5%	0.0	ppt	0.3	ppt

Note: Dec 31, 2017 CET1 capital ratio (phase-in) is 14.8%, leverage ratio (phase-in) is 4.1%

Segment results

Corporate & Investment Bank (CIB)

in € m (unless stated otherwise)	Q4 2017	Q4 2016	Q4 2017 vs. Q4 2016	FY 2017	FY 2016	FY 2017 vs. FY 2016
Net revenues	2,732	3,270	(538)	14,226	16,763	(2,537)
Global Transaction Banking	953	1,085	(133)	3,942	4,421	(478)
Origination & Advisory	537	556	(19)	2,231	2,292	(61)
Financing	522	621	(99)	2,231	2,375	(144)
Sales & Trading (FIC)	554	775	(221)	4,380	5,087	(707)
Sales & Trading (Equity)	332	444	(111)	2,085	2,571	(486)
Provision for credit losses	(7)	(303)	296	(213)	(816)	603
Noninterest expenses	(3,457)	(3,398)	(58)	(13,110)	(14,193)	1,084
Noncontrolling interest	(1)	(2)	1	(26)	(49)	23

Income (loss) before income taxes	(733)	(433)	(300)	877	1,705	(828)

RWA (in € bn)	232	238	(6)	232	238	(6)

Private & Commercial Bank (PCB)

in € m (unless stated otherwise)	Q4 2017	Q4 2016	Q4 2017 vs. Q4 2016	FY 2017	FY 2016	FY 2017 vs. FY 2016
Net revenues	2,313	3,205	(892)	10,178	11,090	(912)
Provision for credit losses	(123)	(158)	35	(313)	(439)	126
Noninterest expenses	(2,861)	(2,347)	(515)	(9,495)	(9,212)	(283)
Noncontrolling interest	12	(0)	12	12	(0)	12

Income (loss) before income taxes	(659)	700	(1,359)	382	1,439	(1,057)

RWA (in € bn)	87	86	1	87	86	1

Deutsche Asset Management (Deutsche AM)

in € m (unless stated otherwise)	Q4 2017	Q4 2016	Q4 2017 vs. Q4 2016	FY 2017	FY 2016	FY 2017 vs. FY 2016
Net revenues	621	799	(178)	2,532	3,015	(483)
Net revenues excl. Abbey Life	621	632	(11)	2,532	2,478	54
Provision for credit losses	0	0	0	1	(1)	1
Noninterest expenses	(506)	(1,551)	1,046	(1,806)	(3,220)	1,414
Noninterest expenses excl. Abbey Life	(506)	(423)	(83)	(1,805)	(1,746)	(59)
Noncontrolling interest	(0)	(0)	0	(1)	(0)	(1)

Income (loss) before income taxes	115	(753)	868	725	(206)	931

Income (loss) before income taxes excl. Abbey Life	116	209	(93)	726	731	(5)
RWA (in € bn)	8	9	(1)	8	9	(1)

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The figures in this release are preliminary and unaudited. The Annual Report 2017 and Form 20-F are scheduled to be published on 16 March 2018.

For further information please contact: Deutsche Bank AG

Press & Media Relations		Investor Relations

Monika Schaller	+49 69 910 48098	+49 800 910 8000 (Frankfurt)
Christian Streckert	+49 69 910 38079	+44 20 7541 4100 (London)
	db.presse@db.com	db.ir@db.com

Today a media conference will be held at 10:00 CET. This event can be followed by webcast. Further details can be found on the Deutsche Bank website: https://www.db.com/newsroom

An analyst call to discuss fourth-quarter 2017 financial results will take place at 08.00 CET. This conference call will be transmitted via internet: www.db.com/quarterly-results

A fixed income investor call will take place on Wednesday, 7 February, 2018, at 15.00 CET. This conference call will be transmitted via internet: www.db.com/bondholder-presentations

A Financial Data Supplement (FDS), presentation and audio-webcast for the analyst conference call are available at: www.db.com/quarterly-results

About Deutsche Bank

Deutsche Bank provides commercial and investment banking, retail banking, transaction banking, and asset and wealth management products and services to corporations, governments, institutional investors, small and medium-sized businesses, and private individuals. Deutsche Bank is Germany’s leading bank, with a strong position in Europe and a significant presence in the Americas and Asia Pacific.

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This release contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations and the assumptions underlying them. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our revenues and in which we hold a substantial portion of our assets, the development of asset prices and market volatility, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of 20 March 2017 under the heading “Risk Factors”. Copies of this document are readily available upon request or can be downloaded from www.db.com/ir.

This document contains non-IFRS financial measures. For a reconciliation to directly comparable figures under IFRS, to the extent not provided herein, please refer to the Financial Data Supplement.

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